                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Management's Discussion and Analysis of Financial Condition and Results of Operations set forth below, except the discussion under "-- Financial Resources and Liquidity," is based on the aircraft currently owned by AerCo Group and therefore is limited to a discussion of historical financial data with respect to those aircraft and the related leases. Note, however, that because the following discussion does not cover historical data with respect to the aircraft to be sold by the AerFi Group in the future, it will not be indicative of an analysis of the consolidated financial results of AerCo in future periods.

GENERAL

     AerCo was incorporated on June 4, 1998. However, it did not conduct any business operations until it acquired its initial aircraft portfolio and issued notes on July 15, 1998. On that date AerCo purchased all of the outstanding capital stock of ALPS 94-1 and also purchased all of the capital stock of certain AerFi aircraft owning companies. The AerFi aircraft owning companies owned 10 aircraft at July 15, 1998.

     The following discussion of AerCo's results of operations for 2000 compared to 1999 is based on the audited results of AerCo for the year ended March 31, 2000 compared with the eight and one-half month period from July 15, 1998 to March 31, 1999.

RESULTS OF OPERATIONS -- YEAR ENDED MARCH 31, 2000 COMPARED WITH THE EIGHT AND ONE-HALF MONTH PERIOD FROM JULY 15, 1998 TO MARCH 31, 1999

     OVERVIEW

AerCo Group's results for the year ended March 31, 2000 were adversely affected by the significant increase in the number of aircraft available for lease or sale in the period, with a corresponding negative impact on aircraft values and lease rates particularly for older widebody aircraft. Although growth in air travel increased in 1999, reflecting a measure of economic recovery in the Asia Pacific region and strong performance in the rest of the world, aircraft lease rates generally declined. In addition AerCo's results for the year have been significantly adversely affected by financial difficulties experienced by one North American lessee in meeting its contracted lease payments, the lessee Tower Air has filed for Chapter 11 bankruptcy protection, and, as a result, AerCo may have to take redelivery of one B747-200 aircraft on lease to that lessee in the near term. During the year, as a result of the deterioration in the value of the Colombian currency and negative impact on the Colombian economy, one Colombian lessee continued to experience difficulties in meeting its contracted rental and other payments. Excess supply of aircraft in the operating lease market is continuing. This gave rise to a softening of lease rates and more limited placement prospects for aircraft which came off lease during the year. In addition, any slowdown in economic growth may result in AerCo Group increasingly having to address the problems of lessees in financial difficulty with lease reschedulings, rent deferrals and other restructuring arrangements. In these circumstances, AerCo's ability to pay interest on, and repay principal of, the notes may be adversely affected.

     REVENUES

     Revenues for AerCo Group in the year ended March 31, 2000 were $109.1 million compared with $82.8 million in the period from July 15, 1998 to March 31, 1999. Rentals from European and Asia Pacific carriers represented 48.5% (1999 -- 48.8%) and 23.5% (1999 -- 25.4%), of AerCo's leasing revenues in the year ended March 31, 2000. One lessee accounted for more than 10% of AerCo's leasing revenues (Spanair: 11.1%). The same lessee accounted for more than 10% of AerCo's leasing revenues in the period from July 15, 1998 to March 31, 1999, (Spanair: 10.5%). At March 31, 2000 and March 31, 1999, AerCo had no aircraft off-lease.

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

     Rental rates on 14 of the 22 new leases written by AerCo Group since July 1998, reflect the current softening in lease rates in the commercial aviation market for operating lease rentals. These rates were on average 15% below the previous lease rates for these aircraft. Rental rates on the remaining eight leases, written by AerCo Group in the period were on average 8% above previous lease rates for these aircraft. AerCo Group entered into 12 new leases/lease extensions in the year ended March 31, 2000 for the following aircraft: one F100 (71 months), five B737-300s (65 months, 60 months, 12 months, 65 months and 36 months), two B737-400s (56 months and 48 months), one B737-500 (42 months), two A320-200s (24 months and 36 months), and one B767-200ER (1 month). AerCo Group entered into 10 new leases/lease extensions in the year ending March 31, 1999 with respect to one B757-200 (72 months), three MD-83s (60 months, 60 months and 40 months), two A320-200s (60 months and 11 months), one B737-400 (57 months), one F100 (35 months), one B737-300 (24 months) and one B737-500 (2 months).

     SALE OF AIRCRAFT

     Two aircraft have been sold. Sales proceeds of $14.66 million from the sale of one aircraft, an F100 sold to an affiliate of Portugalia, were received by AerCo Group in the year ended March 31, 2000. The net book value of this aircraft at the date of sale was $15.6 million. Sales proceeds of $14.5 million from the sale of another F100 also sold to an affiliate of Portugalia, were received by AerCo Group in the period from July 15, 1998 to March 31, 1999. The net book value of this second aircraft at the date of sale was $13.9 million and other sales costs were $0.6 million.

     DEPRECIATION AND PROVISION FOR IMPAIRMENT IN AIRCRAFT VALUES

     The depreciation charge for AerCo Group for the year ended March 31, 2000 amounted to $47 million compared to $33.8 million in the period from July 15, 1998 to March 31, 1999. AerCo Group has depreciated each aircraft at a rate calculated to write off the cost of the aircraft to its estimated residual value of generally 15% of its initial appraised value, on a straight-line basis, over its estimated useful economic life of 25 years from the date of manufacture.

     For the year ended March 31, 2000, the directors of AerCo determined to make a provision of $13.1 million in respect of an impairment in the value of AerCo Group's one B747-200 aircraft. The directors arrived at such determination based on the financial condition of the aircraft's current lessee, the physical condition of the aircraft and the unfavorable market conditions for this aircraft type. The carrying value of this aircraft at March 31, 2000 was $5.4 million net of maintenance provisions of $3.6 million and an amount of $3.5 million provided in respect of one engine on this aircraft.

     NET INTEREST EXPENSE

     Net interest expense for AerCo amounted to $78.8 million in the year ended March 31, 2000 compared to $54.1 million in the period from July 15, 1998 to March 31, 1999. The increase in net interest expense for AerCo of $24.7 million in the year ended March 31, 2000 was primarily due to a combination of the longer accounting period and a higher interest rate environment in the year ended March 31, 2000 compared to the period from July 15, 1998 to March 31, 1999. The average indebtedness outstanding for AerCo during the year ended March 31, 2000 was $925.2 million compared to $973.8 million for the period from July 15, 1998 to March 31, 1999.

     Under the terms of the AerCo subclass E-1 notes, interest accrues at a rate of 20% per annum payable monthly in arrears. Except for the subclass E-1 note primary interest amount, which is payable at the rate of 15% per annum multiplied by the initial outstanding principal balance of the subclass E-1 notes, no interest is payable on the subclass E-1 notes until all of the interest, principal and premium, if any, on the notes have been repaid in full. The subclass E-1 note primary interest amount is paid on each payment date only to the extent that AerCo has available collections sufficient to make such payment after paying or providing for each of the items ranking prior to such payment in the order of priority. Approximately $23.9 million was accrued during the year ended March 31, 2000 in respect of unpaid interest on the subclass E-1 notes compared with $14.1 million during the period from July 15, 1998 to March 31, 1999. Cash paid in respect of interest amounted to $56.2 million in the year ended March 31, 2000 compared with net interest expense of $78.8 million and cash paid in respect of interest amounted to $39 million in the period from July 15, 1998 to March 31, 1999 compared with net interest expense of $54.1 million, principally reflecting subclass E-1 note interest accrued but not paid in each period.

     Net interest expense also includes expenses incurred under AerCo's interest rate swaps. AerCo has entered into interest rate swaps in order to correlate its contracted fixed and floating rate rental payments to the fixed and floating rate interest payments on the notes, resulting in a charge of $1.4 million in the year ended March 31, 2000 and a charge of $1.2 million in the period from July 15, 1998 to March 31, 1999.

     Net interest expense is stated after deducting interest income earned during the relevant period. In the year ended March 31, 2000, AerCo earned interest income of $2.1 million compared with $1.9 million in the period from July 15, 1998 to March 31, 1999.

     OTHER EXPENSES

     Other expenses consist of servicer fees, administrative agency fees, cash manager fees, insurance premiums (political risk and directors' liability insurance), other service provider costs and miscellaneous expenditure items. Other expenses for AerCo amounted to $15.7 million in the year ended March 31, 2000 compared to $8.3 million in the period from July 15, 1998 to March 31, 1999.

     In the year ended March 31, 2000, servicer, administrative agency and cash manager fees payable by AerCo to Babcock & Brown and the AerFi Group totalled $6.4 million compared with $4.4 million in the period from July 15, 1998 to March 31, 1999. Substantially all of the AerCo fees represent revenue based fees calculated as a monthly percentage of lease rentals received on aircraft under management.

     AerCo Group's practice is to provide specifically for any bad debt amounts due but unpaid by lessees. Provision is based primarily on the amount due in excess of security held and also takes into account the financial strength and condition of a lessee and the economic conditions existing in the lessee's operating environment. A small number of Aerco Group's lessees failed to meet their contractual obligations in the year ended March 31, 2000, resulting in the requirement for additional provisions in respect of bad and doubtful debts in respect of these lessees. Overall, there was a net provision of $2.15 million required in respect of bad and doubtful debts in the year ended March 31, 2000 primarily in respect of Tower Air, compared with a net provision of $0.55 million in the period from July 15, 1998 to March 31, 1999 primarily in respect of PAL.

     In the year ended March 31, 2000, AerCo made a provision of $3.5 million in respect of an engine on the B747-200 aircraft on lease to Tower Air.

     GOODWILL

     On July 15, 1998 AerCo acquired 100% of the capital stock of ALPS 94-1, thus indirectly acquired a portfolio of 25 aircraft and the related leases, and purchased certain aircraft owning subsidiaries of AerFi, which owned 10 aircraft and related leases. The difference between the fair value of the net assets acquired and the consideration paid by AerCo for the acquisition of ALPS 94-1 and the AerFi aircraft owning companies of $47.1 million represents purchased goodwill, which is capitalized on the balance sheet of AerCo and amortized on a straight-line basis over its estimated economic life. In the results of AerCo for the year ended March 31, 2000, goodwill of $2.4 million was amortized compared with $1.7 million in the period from July 15, 1998 to March 31, 1999.

     OPERATING LOSS

     In the year ended March 31, 2000, AerCo recorded an operating loss of $48.8 million compared with an operating loss of $15.1 million for the period from July 15, 1998 to March 31, 1999.

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

     TAXES

     AerCo had a tax charge of approximately $0.05 million in the year ended March 31, 2000, compared with a tax charge of approximately $0.03 million for the period from July 15, 1998 to March 31, 1999.

     NET LOSS/NET PROFIT

     As a result of the above factors, AerCo had a net loss of $48.8 million for the year ended March 31, 2000 compared with a net loss of $15.1 million in the period from July 15, 1998 to March 31, 1999.

RESULTS OF OPERATIONS -- THE PERIOD FROM JULY 15, 1998 TO MARCH 31, 1999 COMPARED WITH THE NINE MONTH PERIOD ENDED MARCH 31, 1998

     OVERVIEW

     The following discussion of AerCo's results of operations for 1999 compared to 1998 is based on the audited results of AerCo for the eight and one-half month period from July 15, 1998 to March 31, 1999 compared with the unaudited pro forma combined statement of operations data for the AerCo Group transferred aircraft for the nine month period ended March 31, 1998. The pro forma combined statement of operations data which is set out in the table below, was prepared on the assumption that AerCo issued its existing notes and acquired ALPS 94-1 and the AerFi transferred aircraft on July 1, 1997.

     STATEMENT OF OPERATIONS DATA

                                                                          AERCO
                                                                   PRO FORMA COMBINED            AERCO
                                                 ALPS 94-1        FINANCIAL INFORMATION       PERIOD FROM
                                             NINE MONTHS ENDED      NINE MONTHS ENDED      JULY 15, 1998 TO
                                              MARCH 31, 1998         MARCH 31, 1998         MARCH 31, 1999
                                             -----------------    ---------------------    -----------------
                                               ($ THOUSANDS)          ($ THOUSANDS)          ($ THOUSANDS)
                                                (UNAUDITED)            (UNAUDITED)
Revenues
  Aircraft leasing.........................        76,098                 85,830                 82,826
Expenses
  Depreciation.............................       (28,569)               (33,805)               (33,821)
  Impairment Provision.....................        (8,720)                    --                     --
  Net interest expense.....................       (52,340)               (58,881)               (54,108)
  Other expenses...........................        (4,278)                (8,842)                (8,311)
  Amortisation of goodwill.................            --                 (1,764)                (1,669)
Operating loss.............................       (17,809)               (17,462)               (15,083)
Profit on sale of aircraft.................            --                     --                     10
Loss before taxes..........................       (17,809)               (17,462)               (15,073)
Taxes......................................           (15)                 1,454                    (35)
Net loss...................................       (17,824)               (16,008)               (15,108)

     AerCo's results for the period from July 15, 1998 to March 31, 1999 reflected a continuation of reasonably favorable industry conditions for the period. Despite the generally favorable conditions, we were engaged in restructuring discussions with PAL, a lessee of two B737-300 aircraft. Tower Air experienced delays in meeting its contracted lease payments. In the latter part of the period, as a result of the Brazilian currency devaluation, one Brazilian lessee experienced difficult trading conditions, while a Colombian lessee also began to experience difficulties in meeting its contracted rental and other payment obligations.

     REVENUES

     Revenues for AerCo in the period from July 15, 1998 to March 31, 1999 were $82.8 million compared with ALPS 94-1 revenues for the nine months ended March 31, 1998 of $76.1 million. AerCo pro forma

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

revenues for the nine months ended March 31, 1998 were $85.8 million. Rentals from European and Asia Pacific carriers represented 48.8% (1998 -- 50.9%) and 25.4% (1998 -- 26.4%) of AerCo's leasing revenues in the period from July 15, 1998 to March 31, 1999. One lessee accounted for more than 10% of AerCo's leasing revenues (Spanair: 10.5%). The same lessee accounted for more than 10% of AerCo's leasing revenues in the nine months ended March 31, 1998, (Spanair:
10.7%). At March 31, 1999, AerCo had no aircraft off-lease.

     Rental rates on four of the 10 new leases written by AerCo between July 15, 1998 and March 31, 1999 reflected the softening in lease rates in the commercial aviation market for operating lease rentals. During the period, these rates were on average 10% below the previous lease rates for these aircraft. Rental rates on the remaining six leases written by AerCo in the period were on average 9% above previous lease rates for these aircraft. During the period ended March 31, 1999, AerCo entered into new leases with respect to one B757-200 (72 months), three MD-83s (60 months, 60 months and 40 months), one B737-300 (24 months), two A320-200s (60 months and 11 months), one F100 (35 months), one B737-400 (57 months) and one B737-500 (2 months).

     PROFIT ON SALE OF AIRCRAFT

     Sales proceeds of $14.5 million from the sale of one aircraft, an F100 sold to an affiliate of Portugalia, were received by AerCo in the period from July 15, 1998 to March 31, 1999. The net book value of this aircraft at the date of sale was $13.9 million and other sales costs were $0.6 million. There were no aircraft sales in the nine months ended March 31, 1998.

     DEPRECIATION

     The depreciation charge for AerCo in the period from July 15, 1998 to March 31, 1999 amounted to $33.8 million. The pro forma depreciation charge for AerCo in the nine months ended March 31, 1998 amounted to $33.8 million. AerCo has depreciated each aircraft at a rate calculated to write off the cost of the aircraft to its estimated residual value of 15% of its initial appraised value, on a straight-line basis, over its estimated useful economic life.

     NET INTEREST EXPENSE

     Net interest expense for AerCo amounted to $54.1 million in the period from July 15, 1998 to March 31, 1999 compared to $52.3 million for ALPS 94-1 in the nine months ended March 31, 1998. Pro forma net interest expense for AerCo amounted to $58.9 million for the nine months ended March 31, 1998. The decrease in net interest expense for AerCo of $4.8 million in 1999 was primarily due to a combination of a lower interest rate environment and the slightly shorter accounting period.

     Net interest expense is stated after deducting interest income earned during the relevant period. In the period from July 15, 1998 to March 31, 1999, AerCo earned interest income of $1.9 million compared with $1.7 million in the nine months ended March 31, 1998.

     OTHER EXPENSES

     Other expenses consist of servicer fees, administrative agency fees, cash manager fees, insurance premiums (political risk and directors' liability insurance), other service provider costs and miscellaneous expenditure items. Other expenses for AerCo amounted to $8.3 million in the period from July 15, 1998 to March 31, 1999 compared with $4.3 million for ALPS 94-1 for the nine months ended March 31, 1998. Pro forma other expenses for AerCo Group amounted to $8.8 million for the nine months ended March 31, 1998.

     In the period from July 15, 1998 to March 31, 1999, servicer, administrative agency and cash manager fees payable by AerCo to Babcock & Brown and AerFi totaled $4.4 million compared with $4.3 million for the nine months ended March 31, 1998. Substantially all of the AerCo fees represent revenue based fees calculated as a monthly percentage of lease rentals received on aircraft under management.

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

     There was a net provision of $0.55 million required in respect of bad and doubtful debts in the period from July 15, 1998 to March 31, 1999 primarily in respect of PAL, compared with a net release of $0.2 million in the nine months ended March 31, 1998.

     GOODWILL

     In the period from July 15, 1998 to March 31, 1999, AerCo amortized goodwill of $1.7 million compared with pro forma goodwill of $1.8 million for the nine months ended March 31, 1998.

     OPERATING LOSS

     In the period from July 15, 1998 to March 31, 1999, AerCo recorded an operating loss of $15.1 million compared with a loss of $17.8 million for ALPS 94-1 in the nine months ended March 31, 1998. AerCo recorded a pro forma operating loss of $17.5 million for the nine months ended March 31, 1998.

     TAXES

     AerCo had a tax charge of approximately $0.03 million in the period from July 15, 1998 to March 31, 1999, compared with a tax charge for ALPS 94-1 of $0.01 million in the nine months ended March 31, 1998. AerCo had a pro forma tax credit of $1.4 million in the nine months ended March 31, 1998.

     NET LOSS

     As a result of the above factors, AerCo had a net loss of $15.1 million in the period from July 15, 1998 to March 31, 1999, compared with a net loss of $17.8 million for ALPS 94-1 in the nine months ended March 31, 1998. AerCo had a pro forma net loss of $16.1 million for the nine months ended March 31, 1998.

     DIFFERENCES BETWEEN U.K. GAAP AND U.S. GAAP

     The principal differences between U.S. GAAP and U.K. GAAP that have affected the results of operations and financial position of AerCo and ALPS 94-1 relate to the accounting treatment of aircraft cost and depreciation, goodwill and issue costs.

     Aircraft are stated at purchase cost under U.K. GAAP. Under U.S. GAAP aircraft are stated at AerFi's amortized cost at the date of delivery to, and acquisition by, AerCo and ALPS 94-1, respectively. The difference between the purchase cost and AerFi's amortized cost is treated as a distribution to AerFi. The impact is to reduce the net book value of aircraft and shareholders' equity under U.S. GAAP compared with U.K. GAAP.

     Under U.K. GAAP AerCo has depreciated each aircraft at a rate calculated to write off the cost of the aircraft from July 15, 1998, the date of acquisition, on a straight-line basis to a residual value of generally 15% of its cost. Under U.S. GAAP aircraft are depreciated on a straight-line basis at a rate designed to write off AerFi's amortized cost at the date of delivery to AerCo to a residual value of generally 15% of its cost over a period of 25 years from the date of manufacture.

     Under U.K. GAAP the difference between the fair value of the net assets of ALPS 94-1 and the AerFi transferred aircraft, and the purchase consideration paid by AerCo to acquire these entities gives rise to goodwill of $47 million which is capitalized and amortized over a period of 20 years. No goodwill arises under U.S. GAAP as the transaction is accounted for on a historical cost basis as a transaction between entities under common control.

     Under U.K. GAAP the costs of issuance arising on the completion of a refinancing transaction are disclosed as a reduction of the related indebtedness. Under U.S. GAAP the costs of issuance are disclosed separately as deferred financing costs.



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

FINANCIAL RESOURCES AND LIQUIDITY

     LIQUIDITY


     AerCo's primary source of liquidity is rental payments made by lessees under the lease agreements. The principal uses of cash rental payments are expenses related to the aircraft and their servicing, corporate expenses and the payment of interest on and principal of indebtedness. Such indebtedness consists of the notes offered in this offering, AerCo's previously outstanding notes that are not being refinanced and the subclass D-1 and subclass E-1 notes which are held by AerFi (and which in the case of the class D notes, are being refinanced) and the subclass D-2 and subclass E-2 notes which will initially be taken up by AerFi in this offering.

     The cash balances (including short-term investments in commercial paper) at March 31, 2000 amounted to $66.4 million compared to $65.6 million at March 31, 1999. Under the terms of its indebtedness, AerCo is required to maintain cash balances in an amount equal to (1) the amount of lessee security deposits ($16.1 million at March 31, 2000), and (2) the "liquidity reserve amount" ($40.0 million at March 31, 2000).

     The terms of AerCo's indebtedness restrict the use of such cash so that it is generally not available to service debt. The liquidity reserve amount has been determined largely based on an analysis of historical experience, assumptions regarding AerCo Group's future experience and the frequency and cost of certain contingencies in respect of the aircraft. It is intended to provide liquidity for meeting the cost of maintenance obligations and non-maintenance, aircraft-related contingencies such as removing regulatory liens, complying with ADs and repossessing and re-leasing aircraft. In analyzing the future impact of these costs, assumptions have been made regarding their frequency and amount based upon historical experience. There can be no assurance, however, that historical experience will prove to be relevant or that actual cash received by AerCo Group will not be significantly less than that assumed. Any significant variation may materially adversely affect AerCo's ability to make payments of interest and principal on the notes.

     During the next two years, AerCo may have to incur unusually high cash expenditures for the purpose of airframe and engine overhauls and complying with new regulatory requirements for aircraft operating in Europe and North America. These payments could adversely affect AerCo's ability to make certain principal payments on the notes, depending on their level and timing.

     OPERATING ACTIVITIES

     Net cash provided by AerCo's operating activities in the year ended March 31, 2000 amounted to $35.7 million compared with $28.0 million for the period ended March 31, 1999. These amounts are net of cash paid in respect of interest of $56.2 million, net maintenance cash outflows of $7.5 million and security deposits refunded of $1.5 million. The potential maintenance and regulatory compliance expenditures described above may have an adverse impact on AerCo's net operating cash flow in 2001.

     INVESTING AND FINANCING ACTIVITIES

     Cash flows used in financing activities in the year ended March 31, 2000 reflect the repayment of $48.9 million of principal on the subclass A-2, B-1 and C-1 notes. Cash flows used in financing activities for the period from July 15, 1998 to March 31, 1999 reflect the issue by AerCo of its subclass A-E notes on July 15, 1998 of $992 million less discount costs of $5.4 million and the repayment of $38.1 million of principal on the AerCo subclass A-2 and B-1 notes in the period.

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

     INDEBTEDNESS

     As of March 31, 2000, the outstanding indebtedness of AerCo consisted of the amounts set forth below. Interest on the notes is payable monthly in arrears and accrues at the following per annum rates:

                                                               AGGREGATE AMOUNT      EXPECTED FINAL
                                          INITIAL AGGREGATE    OUTSTANDING AS OF         PAYMENT
NOTES INTEREST RATE                       PRINCIPAL BALANCE     MARCH 31, 2000            DATE
-------------------                       -----------------    -----------------    -----------------
Subclass A-1............................    $340,000,000         $340,000,000         July 15, 2000
One month U.S. Dollar LIBOR plus 0.19%
Subclass A-2............................    $290,000,000         $212,281,000       December 15, 2005
One month U.S. Dollar LIBOR plus 0.32%
Subclass B-1............................    $ 85,000,000         $ 76,293,000         July 15, 2013
One month U.S. Dollar LIBOR plus 0.60%
Subclass C-1............................    $ 85,000,000         $ 84,444,000         July 15, 2013
One month U.S. Dollar LIBOR plus 1.35%
Subclass D-1............................    $ 80,000,000         $ 80,000,000         July 15, 2023
8.5% Fixed
Subclass E-1............................    $111,973,000         $111,973,000         July 15, 2023
20% Fixed

     Interest on any subclass of floating rate notes is calculated on the basis of a 360-day year and the actual number of days elapsed in the interest accrual period. Interest on any subclass of fixed rate notes is calculated on the basis of a 360-day year consisting of twelve 30-day months.

     INTEREST RATE RISK AND MANAGEMENT

The leasing revenues of AerCo are generated primarily from lease rental payments which are either fixed or floating. In some cases, leases carry fixed and floating rental payments for different rental periods. In the case of floating rate leases, an element of the rental varies in line with changes in LIBOR, generally six-month LIBOR. As of March 31, 2000, leases with respect to approximately 70.0% of the aircraft by appraised value at February 18, 2000 provided for fixed rate rental payments and approximately 30.0% provided for floating rate payments.

     In general, an exposure to interest rate risk arises when AerCo's fixed and floating interest obligations do not correlate to the mix of fixed and floating rate lease rental payments for different rental periods. This interest rate exposure can be managed through the use of interest rate swaps and other derivative instruments. The mix of fixed and floating rental payments contains a higher percentage of fixed rate payments than the percentage of fixed rate interest payments on the notes. In part, this reflects the fact that the reset periods on floating rental payments are generally longer than the monthly reset periods on the floating rate notes. AerCo Group enters into interest rate swaps in order to correlate the contracted fixed and floating rental payments to the fixed and floating interest rate payments on the notes.

     Under the swaps, AerCo generally pays fixed amounts and receives floating amounts on a monthly basis. The swaps amortize on the basis of the expected paydown schedule of the class A, B and C notes, the expiry dates of the leases under which lessees are contracted to make fixed rate rental payments and the LIBOR reset dates under the floating rate leases. At least every three months, and in practice more frequently, the administrative agent seeks to enter into additional swaps or sell at market value or unwind part or all of the swaps and any future swaps in order to rebalance the fixed and floating mix of interest obligations and the fixed and floating mix of rental payments. None of AerCo's existing swaps has a maturity date extending beyond March 2006. The fair value of the swaps at March 31, 2000 was $11.7 million.

     Additional interest rate exposure will arise to the extent that lessees owing fixed rate rental payments default and interest rates have declined between the contract date of the lease and the date of default. This exposure can be managed through the purchase of options on interest rate swaps. Because of the credit quality of the lessees and the current interest rate environment, AerCo does not currently intend to acquire any options on interest rate swaps. If the credit quality of the lessees changes materially, or if the interest rate environment warrants it, AerCo may decide to purchase options on interest rate swaps, or enter into other derivative transactions such as credit derivatives as a means of managing such risk.

     Through the use of interest rate swaps and other interest rate hedging instruments, it is AerCo's policy not to be adversely exposed to material movements in interest rates. We cannot assure you, however, that AerCo's interest rate risk management strategies will be effective in this regard. Any change to AerCo's policy with regard to its dealing in interest rate hedging products is subject to periodic review by the rating agencies.

     The directors of AerCo are responsible for reviewing and approving the overall interest rate management policies and transaction authority limits. As described below, the administrative agent, acting within the overall policies and limits, approves specific hedging instruments. Counterparty risk is monitored on an ongoing basis. Counterparties are subject to the prior approval of the directors of AerCo. AerCo's counterparties consist primarily of the affiliates of major U.S. and European financial institutions (which may include special purpose derivative vehicles) whose credit ratings are consistent with maintaining the ratings of the most senior class of notes then outstanding. AerCo intends to increase the number of swap counterparties from three to at least five.

     In implementing its interest rate management policy described above, AerCo seeks to manage its exposure to adverse changes in interest rates based on regular reviews of its interest rate risk. Typically, before each payment date, the administrative agent, on behalf of AerCo, estimates future principal payments on the notes based on a model of its cash flows. The fixed and floating rate components of our lease portfolio are then estimated. The administrative agent reviews this estimate whenever lease rentals (whether fixed or floating rate) are reset under the terms of the leases. This analysis invariably indicates that AerCo is "short" floating rate revenues and thus is adversely exposed to increases in LIBOR, the benchmark interest rate for the notes and the floating rate leases. After taking into account its available cash balance and its swap portfolio, AerCo then enters into additional interest rate swaps to hedge against the estimated amount of this shortfall. This interest rate swap portfolio is reviewed regularly on the basis described above.

     As an example, on March 31, 2000, AerCo entered into an interest rate swap. With respect to the monthly period from April 15, 2000 to May 15, 2000, the estimated note balances (classes A through C) were $711 million, leases maturing or rolling over amounted to $67 million, and relevant cash deposits amounted to $40 million. As the swaps that had been previously entered into carried a notional principal balance of $475 million, the new swap had a notional principal balance in that particular one month period of $130 million (after rounding). Similar calculations are carried out (on a forward looking basis) for each one month period.

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

     The following table sets forth terms of AerCo's swap portfolio as of June 15, 2000.

CURRENT NOTIONAL                                                      FIXED MONTHLY
BALANCE ($000S)        EFFECTIVE DATE            MATURITY DATE        PAY RATE (%)
----------------    ---------------------    ---------------------    -------------
     70,000         July 15, 1998            May 15, 2001                5.6690
    125,000         July 15, 1998            September 15, 2004          5.7530
     45,000         August 17, 1998          August 15, 2004             5.8240
     20,000         September 28, 1998       January 15, 2004            5.0810
     25,000         January 15, 1999         April 15, 2004              5.2140
     15,000         February 23, 1999        March 15, 2004              5.3675
     10,000         July 15, 1999            March 15, 2005              6.2650
     70,000         July 27, 1999            March 15, 2006              6.3650
     40,000         October 20, 1999         November 15, 2000           5.9800
     15,000         March 15, 2000           March 15, 2001              6.2900
     25,000         March 15, 2000           August 15, 2000             6.2400
          0*        November 15, 2000        March 15, 2004              7.1925
    130,000         April 17, 2000           September 15, 2000          6.4350
          0*        May 15, 2001             March 15, 2005              7.1200
     25,000         April 20, 2000           October 15, 2000            6.4250
     40,000         May 25, 2000             November 15, 2000           6.9175

        -----------------------

        * These are forward starting swaps which will become effective on the date shown on the "Effective Date" column.

     The quantitative disclosure and other statements in this section are forward-looking statements that involve risks and uncertainties. Although our policy is to limit our exposure to changes in interest rates, we could suffer higher cash flow losses than described above as a result of actual future changes in interest rates. You should also note that our future exposure to interest rate movements will change as the composition of our lease portfolio changes or if we issue new subclasses of additional notes or refinancing notes with different interest rate provisions from the notes.

                                       86